

Mail Stop 3233

October 26, 2016

Via E-mail
Mr. Thomas R. Reeg
President and Chief Financial Officer
Eldorado Resorts, Inc.
100 West Liberty Street,
Suite 1150
Reno, Nevada 89501

> **Re: Eldorado Resorts, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 15, 2016**
> **File No. 001-36629**

Dear Mr. Reeg:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Supplemental Unaudited Presentation of Consolidated Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") for the Years Ended December 31, 2015 and 2014, Page 41

1. We note your presentation of adjusted EBITDA appears to include pre-acquisition results. Please revise future filings and future earnings releases to present adjusted EBITDA excluding pre-acquisition results, present a single adjustment for pre-acquisition results, describe the source of pre-acquisition results and any adjustments made to those results, and disclose whether the pre-acquisitions results were audited or reviewed by your auditors. Please also provide similar disclosure for net revenue in your future earnings releases, as applicable.

Item 9A. Controls and Procedures

2. Please tell us how you complied with Item 308 of Regulation S-K, or tell us how you determined it was not necessary to include a conclusion of management´s assessment regarding internal control over financing reporting. To the extent that you determine it is appropriate to amend your filing to include such a conclusion, please reconsider your conclusion regarding the effectiveness of your disclosure controls and procedures.

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page 89

3. We note you recorded an adjustment for the change in tax status during 2015. We further note that you changed your tax status during 2014. Please tell us the nature of the 2015 adjustment and tell us how you determined that this adjustment relates to 2015.

Note 19. Consolidating Condensed Financial Information, page 102

4. Please tell us how you determined it was not necessary to provide consolidating condensed financial information for the same periods that you have provided registrant financial statements. Refer to Rule 3-10 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Becky Chow at (202)-551-6524 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities